SEC File No.: 000-29962

CUSIP No.: 48669G303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Kazia Therapeutics Limited

Full Name of Registrant

(Translation of registrant’s name into English)

N/A

Former Name if Applicable

Three International Towers Level 24 300 Barangaroo Avenue

Address of Principal Executive Office (Street and Number)

Sydney NSW 2000

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kazia Therapeutics Limited (the “Registrant”) is unable to file with the Securities and Exchange Commission, without unreasonable effort or expense, its Annual Report on Form 20-F for the fiscal year ended June 30, 2026 (the “Annual Report”) by November 2, 2026, the prescribed due date for such filing. The Registrant has determined that it became an accelerated filer for the fiscal year ended June 30, 2026 and, commencing with the Annual Report, is subject for the first time to the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. Additional time is needed for the Registrant to complete the procedures relating to its year-end reporting process, including finalizing those disclosures and conclusions required by Section 404(b) of the Sarbanes-Oxley Act of 2002, and procedures, documentation and conclusions relating to management’s assessment of the effectiveness of internal control over financial reporting. The Registrant is working diligently to complete the necessary procedures and anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dr. John Friend	+61	2 9472 2677
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary information currently available to management, the Registrant expects that its results of operations for the fiscal year ended June 30, 2026 will reflect a significant change compared to the fiscal year ended June 30, 2025, including an increased net loss. The anticipated increase is primarily attributable to increased operating expenses and non-cash fair value movements associated with financial liabilities. The foregoing information is preliminary, subject to completion of the Registrant’s year-end reporting process, including audit procedures and related disclosures, and actual results to be reported in the Annual Report on Form 20-F may differ.

Forward-Looking Information

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the Registrant’s expectations concerning the timing of the filing of its Annual Report on Form 20-F, the preliminary financial information described above, and the Registrant’s expected results of operations for the fiscal year ended June 30, 2026. Forward-looking statements may be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “estimates,” “preliminary,” “may,” “will,” “should,” and similar expressions.

These forward-looking statements are based on information currently available to the Registrant and on management’s current expectations, estimates, assumptions and projections. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Such factors include, among others, the completion of the Registrant’s year-end reporting process, the completion of procedures relating to its financial statements and internal control over financial reporting, changes to valuation inputs for financial liabilities measured at fair value, movements in foreign exchange rates, and the other risks and uncertainties described in the Registrant’s filings with the Securities and Exchange Commission.

Except as required by law, the Registrant undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future developments or otherwise.

Kazia Therapeutics Limited has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 2, 2026	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer